Wind Harvest Second Crowdfunding Campaign
Script for Video on Wefunder Launch Page
August 2022
Script: 266 Words | Time: 2:00

Climate change demands more investment and innovations in renewable energy technology. That is why we created Wind Harvest

We've developed unique, vertical, H-type turbines that will open a massive, multi-billion dollar resource by harvesting as yet untapped mid-level wind. Our primary market is existing wind farms in premier locations.

Our technology will be the first to use turbulent wind that rushes fifteen to eighty feet above the ground.

Traditional wind turbines are installed high above the ground and far apart from one another where wind is smooth and laminar.

When our type turbines operate in rows, under and around the vastly taller turbines, research has shown that they will synergistically increase the energy output of the wind farm.

Our studies show that about 20% of wind farms have an excellent mid-level wind resource. Building out this potential is a high return, low risk opportunity for the right technology

Recently, we closed our first crowdfunding campaign with over 1400 investors and nearly 1.5 million in investments. This helped us successfully complete the prototyping and testing of our model 3.1 turbine.

The money raised from this new campaign will bring our lower cost more efficient Model 4.0 turbine through the final phases of the commercialization process and help fund our own renewable energy projects.

With your investment, our innovative technology and business plans will create a more sustainable and hopeful future for all..